Exhibit 3.2

CERTIFICATE OF RETIREMENT

OF

Series A Convertible PREFERRED STOCK

OF

Carrols Restaurant Group, Inc.

CarRols Restaurant Group Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on December 8, 2006, as amended by that Certificate of Amendment filed with the Secretary of State on June 8, 2017, as amended by that Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State on May 29, 2012 (the “Series A Certificate of Designation”) and as amended by that Certificate of Designation of Series B Convertible Preferred Stock filed with the Secretary of State on November 30, 2018 (the “Series B Certificate of Designation” and collectively, the “Certificate of Incorporation”), provides that any shares of the Corporation's Series A Convertible Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”) that are issued and reacquired in any manner, including by purchase, redemption, conversion, or exchange, shall be permanently retired or cancelled and shall not under any circumstances be reissued by the Corporation.

2. All of the authorized and issued 100 shares of the Corporation's Series A Preferred Stock have been exchanged for 100 shares of the Corporation’s Series B Convertible Preferred Stock, par value $.01 per share (the “Series B Preferred Stock”), issued by the Corporation pursuant to the Series B Certificate of Designation and in accordance with the terms of the Preferred Stock Exchange Agreement by and between the Corporation and Burger King Corporation, dated as of November 30, 2018 (the “Exchange Agreement”).

3. The Board of Directors of the Corporation has adopted resolutions retiring the 100 shares of Series A Preferred Stock that were acquired by the Company in exchange for the issuance by the Company of 100 shares of Series B Preferred Stock, pursuant to the terms of the Exchange agreement.

4. In accordance with the provisions of Section 243(b) of the General Corporation Law of the State of Delaware, upon the filing of this Certificate of Retirement, it shall have the effect of amending the Certificate of Incorporation to eliminate therefrom all references to such Series A Preferred Stock, and following such filing the total number of shares of capital stock which the Corporation shall have authority to issue will be 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share, none of which shall be Series A Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Retirement to be signed by its duly authorized officer, this 30 day of November, 2018.

CARROLS RESTAURANT GROUP, INC.

By:	/s/ William E. Myers
Name:	William E. Myers
Title:	VP, GC and Secretary